Exhibit (a)(1)(B)

FROM:	Robert J. Doran, Chief Executive Officer
SUBJECT:	Granite City Food & Brewery Ltd. Offer to Exchange Certain Outstanding Options for New Options
DATE:	May 25, 2011

Today, we are happy to announce that we are offering you the opportunity to participate in an offer to exchange certain of your stock options for new options.  Equity awards are a valuable motivation and retention tool and, as such, help to align employee and shareholder interests.  Many of the currently outstanding stock options held by our employees are “underwater,” which means that the per share exercise price of the stock option is greater than the current market price of our common stock.  As a result, our board of directors has approved this offer, which will allow you to exchange certain underwater stock options for new options.  This offer is subject to various conditions.

We will be providing you with materials that explain the terms of the offer.  To help you remember your eligible options and give you the information necessary to make an informed decision, we will include a summary of your eligible options with these materials.  This will list your eligible options, the grant date of your options, the vesting status of your options, the exercise price of your options, the plan under which your options were granted, and the number of shares subject to your options.

We know that the materials that we send you are voluminous, but it is important that you review and act on all of these materials.  Reading the Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange”) is a good way to get started.  In addition, below is a summary of some aspects of the offer that should help familiarize you with the principal terms.  We believe this program is very important to you and recommend that you take the time to carefully review the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate.  If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•                                          The offer will stay open until Midnight, Eastern Time, on June 23, 2011, unless we extend the offer period.

•                                          You may exchange only options to purchase shares of common stock of Granite City with an exercise price in excess of $6.00 per share that remain outstanding and unexercised as of the expiration date of this offer.

•                                          Individuals who are employees, including executive officers, of Granite City as of the commencement of the offer and through the expiration date are eligible to participate in the offer.

•                                          If you properly elect to exchange eligible options, you will receive new options.  The number of new options that you receive will be the same as the number of eligible options you exchange.

•                                          The new options will have an exercise price of $2.00 per share and will vest in full on December 28, 2011, but they will retain the same term as that which applied to the eligible options before the exchange.  None of the new options will be vested on the expiration date.

•                                          Vesting is also generally subject to your continued service with Granite City through the vesting date.  If your employment with us terminates for any reason before your new options fully vest, your new options will generally expire unvested.

•                                          The offer is subject to various conditions.  Please see the Offer to Exchange for details.

Additional important details are contained in the Offer to Exchange.  If you participate, your new options will be delivered to you as soon as reasonably practicable following the date that the exchanged options are cancelled.

This offer is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which we are providing to you and which are available in our filing with the U.S. Securities and Exchange Commission (the “SEC”), which can be accessed on the SEC’s website at http://www.sec.gov.  You should read carefully all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary.  Participating in the offer involves risks that are discussed under “Risks of Participating in the Offer” in the Offer to Exchange.  We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.  If you choose not to participate, you will retain your current options under their current terms and conditions.

If you choose to participate in the offer, you must deliver the completed election form via facsimile or e-mail (via PDF or similar imaged document file) before Midnight, Eastern Time, on June 23, 2011 to:

Monica A. Underwood
Vice President of Finance

Granite City Food & Brewery Ltd.
Fax: (952) 215-0671
E-mail:  munderwood@gcfb.net

If we extend the offer period, the completed election form must be received by Granite City by the date and time of the extended expiration of the offer.  If Granite City has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options.  These forms are included in the offer documents.

If you submit an election form, you may change your mind and withdraw from the offer at any time before the expiration date.  To withdraw from the offer, you must deliver a properly completed withdrawal form via facsimile or e-mail (via PDF or similar imaged document file) before Midnight, Eastern Time, on June 23, 2011 to:

Monica A. Underwood
Vice President of Finance

Granite City Food & Brewery Ltd.
Fax: (952) 215-0671
E-mail:  munderwood@gcfb.net

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and/or withdrawal form that Granite City receives before the expiration date.

Please carefully read all of the offer documents.  This e-mail is an introduction to the offer, but does not detail all the terms and conditions that apply.  You should direct questions about this offer and requests for additional copies of the Offer to Exchange and the other offer documents to either James G. Gilbertson by phone at (952) 215-0676 or by e-mail at jgilbertson@gcfb.net or Monica A. Underwood by phone at (952) 215-0662 or by e-mail at munderwood@gcfb.net.